Exhibit 21
SUBSIDIARIES OF SCORPION PERFORMANCE, INC.

State of
Active Subsidiaries:	Formation

Anodize, LLC	Florida
Scorpion Real Estate Investments of Broward County, LLC	Florida
Scorpion Real Estate Investments of Marion County, LLC	Florida

Development Stage Subsidiaries:

Manure Packing Systems, LLC	Florida
World Waste Management, LLC	Florida

Inactive Subsidiaries:

Scorpion Racing, Inc.	Florida
Scorpion Rockers, Inc.	Florida